UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Cempra, Inc.

(Name of Issuer)

Common Stock; $0.001 par value

(Title of Class of Securities)

15130J109

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 15130J109

1.	Name of Reporting Person
I.R.S. Identification No. of Above Person (Entities Only)

Intersouth Partners VI, L.P.

2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power

Number of		0
Shares
Beneficially	6.	Shared Voting Power
Owned By
Each Reporting		1,392,261 (1)
Person with
	7.	Sole Dispositive Power

		0

	8.	Shared Dispositive Power

		1,392,261 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,392,261

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

☒

11.	Percent of Class Represented by Amount in Row (9)

3.2%

12.	Type of Reporting Person

PN

(1) Excludes an aggregate of 963,502 shares owned beneficially by other reporting persons indicated in this Schedule 13G, as to which this reporting person disclaims beneficial ownership.

CUSIP No. 15130J109

1.	Name of Reporting Person
I.R.S. Identification No. of Above Person (Entities Only)

Intersouth Associates VI, LLC

2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power

Number of		0
Shares
Beneficially	6.	Shared Voting Power
Owned By
Each Reporting		1,392,261 (1)
Person with
	7.	Sole Dispositive Power

		0

	8.	Shared Dispositive Power

		1,392,261 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,392,261

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

☒

11.	Percent of Class Represented by Amount in Row (9)

3.2%

12.	Type of Reporting Person

OO (see instructions)

(1) Excludes an aggregate of 963,502 shares owned beneficially by other reporting persons indicated in this Schedule 13G, as to which this reporting person disclaims beneficial ownership.

CUSIP No. 15130J109

1.	Name of Reporting Person
I.R.S. Identification No. of Above Person (Entities Only)

Intersouth Partners VII, L.P.

2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power

Number of		0
Shares
Beneficially	6.	Shared Voting Power
Owned By
Each Reporting		963,502 (2)
Person with
	7.	Sole Dispositive Power

		0

	8.	Shared Dispositive Power

		963,502 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

963,502

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

☒

11.	Percent of Class Represented by Amount in Row (9)

2.2%

12.	Type of Reporting Person

PN (see instructions)

(2)      Excludes an aggregate of 1,392,261 shares owned beneficially by other reporting persons indicated in this Schedule 13G, as to which this reporting person disclaims beneficial ownership

CUSIP No. 15130J109

1.	Name of Reporting Person
I.R.S. Identification No. of Above Person (Entities Only)

Intersouth Associates VII, LLC

2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power

Number of		0
Shares
Beneficially	6.	Shared Voting Power
Owned By
Each Reporting		963,502 (2)
Person with
	7.	Sole Dispositive Power

		0

	8.	Shared Dispositive Power

		963,502 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

963,502

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

☒

11.	Percent of Class Represented by Amount in Row (9)

2.2%

12.	Type of Reporting Person

OO (see instructions)

(2)    Excludes an aggregate of 1,392,261 shares owned beneficially by other reporting persons indicated in this Schedule 13G, as to which this reporting person disclaims beneficial ownership

CUSIP No. 15130J109

1.	Name of Reporting Person
I.R.S. Identification No. of Above Person (Entities Only)

Dennis Dougherty

2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America

	5.	Sole Voting Power

Number of		3,476
Shares
Beneficially	6.	Shared Voting Power
Owned By
Each Reporting		2,355,763
Person with
	7.	Sole Dispositive Power

		3,476

	8.	Shared Dispositive Power

		2,355,763

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,359,239

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11.	Percent of Class Represented by Amount in Row (9)

5.4%

12.	Type of Reporting Person

IN

CUSIP No. 15130J109

1.	Name of Reporting Person
I.R.S. Identification No. of Above Person (Entities Only)

Mitch Mumma

2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America

	5.	Sole Voting Power

Number of		2,615
Shares
Beneficially	6.	Shared Voting Power
Owned By
Each Reporting		2,355,763
Person with
	7.	Sole Dispositive Power

		2,615

	8.	Shared Dispositive Power

		2,355,763

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,358,378

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11.	Percent of Class Represented by Amount in Row (9)

5.4%

12.	Type of Reporting Person

IN

CUSIP No. 15130J109

Item 1(a)	Name of Issuer

Cempra, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

6340 Quadrangle Drive, Suite 100, Chapel Hill, NC 27517

Item 2(a)	Name of Person Filing

Intersouth Partners VI, L.P.

Intersouth Associates VI, LLC

Intersouth Partners VII, L.P.

Intersouth Associates VII, LLC

Dennis Dougherty

Mitch Mumma

Item 2(b)	Address of Principal Business Office, or if none, Residence

102 City Hall Plaza, Suite 200 Durham, NC 27701

Item 2(c)	Citizenship

Dennis Dougherty and Mitch Mumma are United States citizens. Intersouth Partners VI, L.P. and Intersouth Partners VII, L.P. are limited partnerships organized under the laws of the State of Delaware. Intersouth Associates VI, LLC and Intersouth Associates VII, LLC are limited liability companies organized under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities

Common Stock, $0.001 par value

CUSIP No. 15130J109

Item 2(e)	CUSIP Number

15130J109

Item 3.	Filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Not Applicable

Item 4.	Ownership

This Schedule 13G shall not be construed as an admission that any Reporting Person is, either for purposes of Section 13(d) or 13(g) of the Securities Exchange Act or for other purposes, the beneficial owner of any Common Stock disclosed on this Schedule 13G.

(a)	Amount Beneficially Owned

As of the date hereof, Intersouth Partners VI, L.P. owns beneficially and of record 1,392,261 shares of Common Stock of Cempra, Inc. As the general partner of Intersouth Partners VI, L.P., Intersouth Associates VI, LLC may also be deemed to beneficially own the 1,392,261 shares beneficially owned by Intersouth Partners VI, L.P. As of the date hereof, Intersouth Partners VII, L.P. owns beneficially and of record 963,502 shares of Common Stock of Cempra, Inc. As the general partner of Intersouth Partners VII, L.P., Intersouth Associates VII, LLC may also be deemed to beneficially own the 963,502 shares beneficially owned by Intersouth Partners VII, L.P. Each of Dennis Dougherty and Mitch Mumma is a managing member of Intersouth Associates VI, LLC and Intersouth Associates VII, LLC and therefore may be deemed to beneficially own the shares beneficially owned by each.

Each of Intersouth Associates VI, LLC, Intersouth Associates VII, LLC, Mr. Dougherty and Mr. Mumma disclaims beneficial ownership of the shares held of record by Intersouth Partners VI, L.P. and Intersouth Partners VII, L.P. except to the extent of their respective pecuniary interests therein.

(b)	Percent of Class:

Intersouth Partners VI, L.P. may be deemed to own beneficially 3.2 % of the Common Stock of Cempra, Inc. Intersouth Associates VI, LLC may be deemed to own beneficially 3.2% of the Common Stock of Cempra, Inc. Intersouth Partners VII, L.P. may be deemed to own beneficially 2.2% of the Common Stock of Cempra, Inc. Intersouth Associates VII, LLC may be deemed to own beneficially 2.2% of the Common Stock of Cempra, Inc. Dennis Dougherty may be deemed to own beneficially 5.4% of the Common Stock of Cempra, Inc. Mitch Mumma may be deemed to own beneficially 5.4% of the Common Stock of Cempra, Inc.

(c)	Number of shares as to which the person has:
(i)	sole power to vote or direct the vote:
a.	Intersouth Partners VI,L.P.: 0;
b.	Intersouth Associates VI, LLC: 0;
c.	Intersouth Partners VII, L.P.: 0;
d.	Intersouth Associates VII, LLC: 0;
e.	Dennis Dougherty: 3,476; and

f.	Mitch Mumma: 2,615.

CUSIP No. 15130J109

(ii)	shared power to vote or direct the vote:
a.	Intersouth Partners VI, L.P.: 1,392,261;
b.	Intersouth Associates VI, LLC: 1,392,261;
c.	Intersouth Partners VII, L.P.: 963,502;
d.	Intersouth Associates VII, LLC: 963,502;
e.	Dennis Dougherty: 2,355,763; and
f.	Mitch Mumma: 2,355,763.

(iii)	sole power to dispose or direct the disposition of:
a.	Intersouth Partners VI, L.P.: 0;
b.	Intersouth Associates VI, LLC: 0;
c.	Intersouth Partners VII, L.P.: 0;
d.	Intersouth Associates VII, LLC: 0;
e.	Dennis Dougherty: 3,476; and
f.	Mitch Mumma: 2,615.

(iv)	shared power to dispose or direct the disposition of:
a.	Intersouth Partners VI, L.P.: 1,392,261;
b.	Intersouth Associates VI, LLC: 1,392,261;
c.	Intersouth Partners VII, L.P.: 963,502;
d.	Intersouth Associates VII, LLC: 963,502;
e.	Dennis Dougherty: 2,355,763; and
f.	Mitch Mumma: 2,355,763.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

CUSIP No. 15130J109

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Exhibit Index

Exhibit A – Joint Filing Agreement

CUSIP No. 15130J109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016

INTERSOUTH PARTNERS VI, L.P.

By: Intersouth Associates VI, LLC,
Its General Partner

By:	/s/ Dennis Dougherty
Name: Dennis Dougherty
Title: Managing Member

INTERSOUTH PARTNERS VII, L.P.

By: Intersouth Associates VII, LLC,
Its General Partner

By:	/s/ Dennis Dougherty
Name: Dennis Dougherty
Title: Managing Member

INTERSOUTH ASSOCIATES VI, LLC

By:	/s/ Dennis Dougherty
Name: Dennis Dougherty
Title: Managing Member

INTERSOUTH ASSOCIATES VII, LLC

By:	/s/ Dennis Dougherty
Name: Dennis Dougherty
Title: Managing Member

/s/ Dennis Dougherty
Dennis Dougherty

/s/ Mitch Mumma
Mitch Mumma

CUSIP No. 15130J109

Exhibit A

Agreement Regarding the Joint Filing of Schedule 13g

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Date: February 16, 2016

[Signature Pages Follow]

CUSIP No. 15130J109

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

INTERSOUTH PARTNERS VI, L.P.

By: Intersouth Associates VI, LLC,
Its General Partner

By:	/s/ Dennis Dougherty
Name: Dennis Dougherty
Title: Managing Member

INTERSOUTH PARTNERS VII, L.P.

By: Intersouth Associates VII, LLC,
Its General Partner

By:	/s/ Dennis Dougherty
Name: Dennis Dougherty
Title: Managing Member

INTERSOUTH ASSOCIATES VI, LLC

By:	/s/ Dennis Dougherty
Name: Dennis Dougherty
Title: Managing Member

INTERSOUTH ASSOCIATES VII, LLC

By:	/s/ Dennis Dougherty
Name: Dennis Dougherty
Title: Managing Member

/s/ Dennis Dougherty
Dennis Dougherty

/s/ Mitch Mumma
Mitch Mumma